Mail Stop 3561

June 8, 2007

Via Fax & U.S. Mail

Mr. Thomas J. McInerney
Executive Vice President and Chief Financial Officer
152 West 57th Street
New York, New York 10019

     Re: IAC/INTERACTIVECORP
               Form 10-K for the year ended December 31, 2006
               Filed March 1, 2007
               File No. 000-20570

Dear Mr. McInerney:

We have reviewed your response letter dated June 4, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

<u>- Revenue Recognition, page 77</u>

1. We note from your response to our prior comment 1 that you recognize revenue for domestic electronic retailing transactions at the time of shipment because you believe that title and risk of loss pass to the buyer at this point. Please revise your disclosure in the notes to the financial statements to clarify why you recognize revenue at the time of shipment for these transactions and why you believe this accounting policy is in accordance with SAB 104.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief